UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderfield Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Christopher Lane
(No. and Street)

Staten Island	New York	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mario Divita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Traderfield Securities Inc., as of February 28, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEANNA FLEMING
Notary Public - State of New York
NO. 01FL6144707
Qualified in Richmond County
My Commission Expires Apr 24, 2022

Signature

CEO/CCO/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADERFIELD SECURITIES INC.
FINANCIAL REPORT
DECEMBER 31, 2018

SEC ID #8-38086
Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC
Document

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Traderfield Securities Inc.
Staten Island, New York

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Traderfield Securities Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2018.

February 28, 2019
Glen Allen, Virginia

TRADERFIELD SECURITIES INC
STATEMENT OF FINANCIAL
CONDITION DECEMBER 31,2018

ASSETS	
Cash and Cash Equivalents	$ 4,418
Receivable from Clearing Firm	24,370
Clearing Deposit	25,000
Prepaid Expenses	2,424
Total Assets	$ 56,212
Liabilities and Stockholders Equity	
Accounts Payable and Accrued Expenses	$ 15,625
Stockholders Equity	
Common stock, no par value, 200 shares 100 Shares Issued	-
Retained Earnings	40,587
Total Stockholders Equity	40,587
Total Liabilities and Stockholders Equity	$ 56,212

See accompanying notes to financial statements.

TRADERFIELD SECURITIES INC
STATEMENT OF OPERATIONS
FOR THE YEAR DECEMBER 31, 2018

Revenues:		
Commissions	$	574,165
Other Income		59,630
Total Revenue		633,795
Expenses		
Salaries & Commissions	$	484,737
Clearing Costs		79,312
Taxes and Licenses		4,477
Regulatory Fees		19,360
Professional Fees		10,360
Payroll Taxes		5,329
Office Supplies and Other Expenses		22,339
Rent		24,700
Insurance Expense		2,877
Computer and Internet Telephone		3,594
		3,860
Total Expenses		660,945
Net Loss	$	(27,150)

See accompanying notes to financial statements.

TRADERFIELD SECURITIES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR DECEMBER 31, 2018

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	**Amount**		
Balance January 1 2 018	200	-	$ 77,737	$ 77,737
Stockholder's distributions	-	-	(10,000)	(10,000)
Net Loss	-	-	(27,150)	(27,150)
Balance, December 31, 2018	-	-		
	200	$ -	$ 40,587	$ 40,587

See accompanying notes to financial statements.

TRADERFIELD SECURITIES INC
STATEMENT OF CASHFLOWS
FOR THE YEAR DECEMBER 31, 2018

Cash Flows from Operating Activites:	
Net Loss	$ (27,150)
Changes in Operating assets and liabilities:	
Receivable from clearing firm	35,39 0
Prepaid Expense	6 25
Accounts Payable/ Accrued Expenses	(276 9 8)
Net Cash used in Operating Activites	(18,333)
Cash Flows from Financing Activities:	
Stockholders Distributions	(10,000)
Net Cash used in Financing Activities:	(10,000)
Net Decrease in Cash	(28,333)
Cash , Beginning of Year	33,251
Cash , End of Year	$4,418

See accompanying notes to financial statements.

TRADERFIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Organization and Nature of Business

Traderfield Securities Inc. (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as an introducing securities broker- dealer.

The Company clears all of its transactions through a security clearing broker. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

On May 15, 2017, Traderfield Securities Inc. was sold from PB Trade LLC to Richmond Lane Capital Management. The company is now a wholly owned subsidiary of Richmond Lane Capital Management.

The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis. The costs incurred by Richmond Lane Capital Management to acquire the stock of the company have not been pushed down to the Company's accounting records.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The financial statements have been applied on a consistent basis with that of the preceding period.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Clearing Firm

Receivable from clearing firm consists of amounts from the Company's clearing firm, COR Clearing LLC for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2018.

Revenue Recognition

Adoption of ASU 2014-09: In May 2014, the FASB issued ASU 2014-09 Revenue Recognition from Contracts with Customers (Topic 606). The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported amounts.

Brokerage Commissions – The Company buys and sells securities on behalf of certain of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2018.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2018, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

New Accounting Pronouncements:

Leases: In February 2016, the FASB issued ASU 2016-02 -- Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: The Company has evaluated subsequent events through February 28, 2019, the date these financial statements were issued. The Company did not identify any material subsequent events requiring adjustment or disclosure in its financial statements.

3. Lease Commitments

The Company leases office space in Staten Island, New York under a long-term lease agreement that expires September 30, 2020. The Company's rent expense was $24,700. Minimum future rental payments under the lease as of December 31, 2018 are $25,395 for 2019 and $11,025 for 2020.

4. Contingencies

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. Guarantees

The company has certain obligations to indemnify its management for certain events or occurrences while the individuals are, or were serving at the company's request in such capabilities. The maximum liability under these obligations is unlimited; however, the company's insurance policy serves to limit its exposure.

6. Net Capital Requirements

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $38,163 which was $33,163 in excess of the amount required. The company's net capital ratio was 0.41 to 1.

TRADERFIELD SECURITIES INC.
COMPUTATION OF NET CAPITAL PURSUANT to RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Total stockholder's equity	$ 40,587
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(2,424)
Net capital before haircuts on securities positions	38,163
Less haircuts on securities positions	-
Net Capital	$ 38,163
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 15,625
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or 5%	$ 5,000
Excess net capital	$ 33,163
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 32,163
Percentage of aggregate indebtedness to net capital is	0.41

Reconciliation of net capital computations as originally reported on the 4th quarter 2018 FOCUS report to the computations above

Net capital as a reported on the Company's Part II FOCUS Capital Report originally filed:	59,736
Adjustments for reduction in equity	(21,573)
Adjustments for reduction in non-allowable assets	
Net capital as presented above	**$ 38,163**
Excess net capital on FOCUS Report as originally filed	54,736
Decrease in net capital	(21,573)
Adjusted excess net capital as presented above	**33,163**

See Report of Independent Registered Public Accounting Firm.

TRADERFIELD SECURITIES INC.

Exemption Provison of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2018

The company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Traderfield Securities Inc.
Staten Island, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Traderfield Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Traderfield Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Traderfield Securities Inc. stated that Traderfield Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Traderfield Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Traderfield Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 28, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

TRADERFIELD SECURITIES
MEMBER FINRA SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Traderfield Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule I Sc3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Traderfield Securities Inc.

By MARIO DIVITA,

FINOP February 28, 2019

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Traderfield Securities Inc.
Staten Island, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Traderfield Securities, Inc. (the "Company"), and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no material differences.

2) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

3) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and

4) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Traderfield Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 28, 2019
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1329*********************MIXED AADC 220
38086 FINRA DEC
TRADERFIELD SECURITIES INC
260 CHRISTOPHER LN STE 103B
STATEN ISLAND, NY 10314-1631

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 838.76

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 838.76

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Traderfield Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO/CCO
(Title)

Dated the 7 day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 633 531
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	74356
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	74356
2d. SIPC Net Operating Revenues	$ 559175
2e. General Assessment @ .0015	$ 838.76
	(to page 1, line 2.A.)